

Mail Stop 4628

July 11, 2016

Mr. Dane E. Whitehead
Executive Vice President and Chief Financial Officer
EP Energy Corporation
1001 Louisiana Street
Houston, TX 77002

> **Re: EP Energy Corporation**
> **Form 10-K for the Fiscal Year ended December 31, 2015**
> **Filed February 22, 2016**
> **Form 8-K**
> **Filed May 4, 2016**
> **Response dated May 25, 2016**
> **File No. 001-36253**

Dear Mr. Whitehead:

We have reviewed your May 25, 2016 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our May 16, 2016 letter.

Form 8-K filed May 4, 2016

Exhibit 99.1 – Press Release

1.   We have read your press release announcing your first quarter 2016 results of operations and have the following observations, relative to the updated Compliance and Disclosure Interpretations (C&DI) issued on May 17, 2016.

- The presentation including the bullet point headlines and narratives, result in non-GAAP measures being presented with greater prominence than GAAP measures, which is inconsistent with C&DI 102.10.

- Within your computation of Adjusted EPS you present adjustments net of tax which may be inconsistent with C&DI 102.11.

- You indicate that your measures of discretionary cash flow and discretionary cash flow per share are important because these provide information for analysis of your ability to generate funds for exploration, development and acquisitions, and therefore these appear to be non-GAAP liquidity measures. The presentation of non-GAAP liquidity measures on a per share basis is inconsistent with C&DI 102.05.

- You should disclose cash flows from operating, investing and financing activities, when a non-GAAP liquidity measure is presented, consistent with C&DI 102.06.

- The reconciliation of cash operating costs and adjusted cash operating costs to total operating expenses excludes charges for normal, recurring, and necessary operating expenses (e.g., transportation costs, exploration charges, and oil and natural gas purchases), which may be inconsistent with C&DI 100.01.

Please review this guidance when preparing your next periodic filing and earnings release.

You may contact Joseph Klinko at (202) 551-3824 or Mark Wojciechowski at (202) 551-3759 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3686 with any other questions.

Sincerely,

/s/ Karl Hiller

Karl Hiller,
Branch Chief
Office of Natural Resources